Exhibit 99.4

Hello Everyone,

My name is Deynira from the Product Team here at Masterworks.

We are pleased to present xOxnxex xTxoxuxcxhx xoxfx xVxexnxuxsx  by the renowned artist, Cecily Brown.

Cecily Brown is one of the most celebrated living painters and is best-known for combining abstraction and figuration with frenzied and vibrant applications of paint.

The Artwork is a prime example of Cecily Brown’s seductive paintings from the late 1990s, which explore sexuality through abstracted nude figures in motion, and vibrant, fleshy pink palettes. This modern interpretation of Pygmalion follows the relationship of a widower who kisses a statue of Venus and brings her to life. In her paintings from the late 1990s, Cecily Brown strategically teases the viewer with ambiguous orgiastic imagery in her gestural abstract paintings without ever making her subject explicit.

So why do we like this painting? Three reasons:

One: Between December 31, 2000 and June 30th, 2023, Brown has a Sharpe Ratio of 1.21, which outperforms both the S&P 500 and the entire Art Market over the same time period.

Two: This artwork has a strong upside, backed by an attractive historical price appreciation for similar works of 16.9% from November 17, 2000, to June 28, 2023.

Three: Auction records for artworks similar in scale, style, and period are led by Eyes Wide Shut, which sold for about $4.5M at Sotheby’s New York on November 16, 2022, and Kiss Me Stupid , which sold for about $4.5M at Christie’s London on June 28, 2023.

Thank you for joining us, and we look forward to introducing to you this breathtaking work by Cecily Brown.